

January 25, 2023

Andrew Lee
Chief Executive Officer
Global Engine Group Holding Ltd
Room C, 19/F, World Tech Centre
95 How Ming Street, Kwun Tong
Kowloon, Hong Kong

      Re: Global Engine Group Holding Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed January 11, 2022
           File No. 333-266919

Dear Andrew Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1

Signatures, page II-4

1.   We note that Sung Pui Hei, your Chief Financial Officer Nominee and Director Nominee signed the registration statement. Given that Mr. Sung's appointment as the Chief Financial Officer and director is not effective until the effectiveness of the registration statement, please have the current Chief Financial Officer and Chief Accounting Officer sign the registration statement.

General

2.   Please revise page ALT-1 of the selling shareholder prospectus to indicate that sales will occur at prevailing market prices or in privately negotiated prices once the ordinary shares

are listed on the Nasdaq and that this offering will not occur unless the shares are trading on Nasdaq.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou